UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549s

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission file number: 001-41260

Maris-Tech Ltd.

(Translation of registrant’s name into English)

2 Yitzhak Modai Street

Rehovot, Israel 7608804

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Repricing of the Exercise Price of Existing Options

On May 15, 2023, the compensation committee (the “Compensation Committee”) of the board of directors (the “Board”) of Maris-Tech Ltd. (the “Company”), approved and recommended that the Company’s shareholders to approve, the repricing of the exercise price of existing options to purchase ordinary shares of the Company of certain of the Company’s officers, directors and service providers, who currently provide services to the Company, from $4.20 to $1.00 per share (the “Repricing”). On June 28, 2023, the Company’s shareholders approved the Repricing and the Repricing was completed in July 2023.

Additional details concerning the Repricing were provided previously by the Company in its Tender Offer/Rights Offering Notification Form on Form CB (File No. 005-93655) (including in the “Repricing Notice to Option Holders” attached as Exhibit 99.1 thereto) and Appointment of Agent for Service of Process and Undertaking on Form F-X (File No. 005-93655) filed with the Securities and Exchange Commission (the “SEC”) on August 15, 2023) and in the Company’s Report of Foreign Private Issuer on Form 6-K that it filed with the SEC on May 24, 2023 (including in the “Notice of Meeting, Proxy Statement and Proxy Card for the Annual and Special General Meeting of Shareholders to be held on June 28, 2023” attached as Exhibit 99.1 thereto).

Increase in the Number of Ordinary Shares Reserved for Issuance under the Company’s Share Option Plan

On May 15, 2023, the Board approved an increase in the number of ordinary shares of te Company reserved for issuance under the Company’s 2021 Share Option Plan (the “Share Option Plan”) by 491,500 from 308,500 to 800,000 (the “Share Option Increase”). The First Amendment to the Share Option Plan, giving effect to the Share Option Increase is attached hereto as Exhibit 10.1.

This Report of Foreign Private Issuer on Form 6-K, including its exhibit, is incorporated by reference into the Company’s Registration Statement on Form S-8 (Registration No. 333-262910) and Registration Statement on Form F-3 (Registration No. 333-270330), filed with the SEC, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
10.1	First Amendment to Maris-Tech Ltd. 2021 Share Option Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maris-Tech Ltd.

Date: August 17, 2023	By:	/s/ Israel Bar
Israel Bar
Chief Executive Officer

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